Exhibit 99.0

Capital One Master Trust Aggregated Data for 2003

Defaults	2,022,486,778.55

Total Collections	61,186,632,547.10

Collections of Principal Receivables	55,062,769,160.46

Collection of Finance Charge Receivables (includes amortization of annual membership fees)	6,166,029,363.26

Annual Servicing Fee Paid	430,517,871.91

Aggregate amount paid to Certificateholders allocable to principal*	4,959,710,144.93

Class A Investor Charge-Offs	0.00

Class B Investor Charge-Offs	0.00

Class C Investor Charge-Offs	0.00

* Aggregate amount paid to Certificateholders allocable to principal includes a principal distribution of $250,000,000 made on 01/15/03, which relates to the December 2002 monthly period.